

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Craig Finster
Chief Financial Officer
Versus Systems Inc.
1558 West Hastings Street
Vancouver BC V6G 3J4 Canada

> **Re: Versus Systems Inc.**
> **Form 20-F for the Year Ended December 31, 2021 as Amended**
> **Filed April 1, 2022**
> **File No. 001-39885**

Dear Craig Finster:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology